September 30, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Short-Term Bond Fund, Inc. (“Registrant”)

  on behalf of the following series and classes:

  T. Rowe Price Short-Duration Income Fund (the “Fund”)

   Investor Class

   I Class (each, a “Class” and together, the “Classes”)

  File Nos.: 002-87568 / 811-3894

Dear Mr. Sutcliffe:

The following is in response to your additional comments provided on September 30, 2020, regarding the Registrant’s registration statement filed on Form N-1A on July 13, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

Comment: The prospectus states the following: “The Fund normally invests at least 80% of its net assets (including any borrowings for investment purposes) in fixed income securities, For purposes of determining whether the Fund invests at least 80% of its net assets in fixed income securities, the Fund includes derivative instruments that are linked to, or provide investment exposure to, fixed income securities.” Please supplementally confirm whether derivatives counted for purposes of the Fund’s 80% policy will move inversely to fixed income securities. If so, such derivatives are not permitted to count towards the 80% basket as they are not considered an economic equivalent to fixed income.

Response: We confirm that derivatives counted for purposes of the Fund’s 80% policy will not move inversely to fixed income securities.

Comment: The 80% policy referenced in the previous comment is an asset-based test and not an exposure test. If the Fund intends to include derivatives as part of its 80% policy, the Fund must value the derivatives for purposes of Rule 35d-1 on a mark-to-market basis or, in the case of an OTC derivative, fair value. Please state as such in the prospectus.

Response: We intend to revise the disclosure as follows (new language underlined) in an updated prospectus that will be filed pursuant to Rule 497:

The Fund normally invests at least 80% of its net assets (including any borrowings for investment purposes) in fixed income securities. For purposes of determining whether the Fund invests at least 80% of its net assets in fixed income securities, the fund includes the market value of derivative instruments that are linked to, or provide investment exposure to, fixed income securities.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.